FOR IMMEDIATE RELEASE

ALAMOS GOLD INC.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario, Canada M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801
All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Completion of Acquisition of Richmont Mines

TORONTO, ONTARIO (November 23, 2017) - Alamos Gold Inc. (“Alamos”) (TSX:AGI; NYSE:AGI) is pleased to announce the completion of the previously announced plan of arrangement (the “Transaction”) whereby Alamos acquired all of the issued and outstanding shares of Richmont Mines Inc. (“Richmont”) (TSX:RIC; NYSE: RIC).

Under the terms of the Transaction, all Richmont issued and outstanding common shares were exchanged on the basis of 1.385 Alamos common shares for each Richmont common share (the "Exchange Ratio"). Upon closing, Alamos has approximately 389,059,503 Class A Shares outstanding with Alamos and Richmont shareholders owning approximately 77% and 23% of the pro forma company, respectively. Richmont’s common shares will be de-listed from the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) on November 24, 2017, or shortly thereafter.
“With the completion of the acquisition, we have greatly strengthened our asset base, cash flow generation and profitability. Combined with our peer leading growth profile and debt-free balance sheet, we have solidified our positioning as a leading intermediate gold producer and are well positioned to deliver long term shareholder value,” said John A. McCluskey, President and Chief Executive Officer of Alamos.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

Cautionary Note - Forward Looking Statements
This News Release contains "forward-looking statements". All statements other than statements of historical fact included in this release, are forward-looking statements that involve various risks and uncertainties and are based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions

TRADING SYMBOL: TSX:AGI NYSE:AGI

with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might", “have potential” or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.
Please consult the section titled "Risk Factors" in Alamos' Annual Information Form and other disclosures of "Risk Factors" by Alamos, available on SEDAR and EDGAR. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.
The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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